[*] Confidential Treatment Requested by ASML Holding N.V. Under 17 C.F.R. §200.83

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SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP
May 17, 2013	40 BANK STREET CANARY WHARF LONDON E14 5DS ________________ (020) 7519-7000 Fax: (020) 7519-7070 www.skadden.com

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Securities and Exchange Commission

Division of Corporation Finance

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Washington, D.C. 20549

U.S.A.

Attention: Martin James, Senior Assistant Chief Accountant

RE:	ASML Holding N.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed February 13, 2013
File No. 001-33463

Dear Mr. James:

On behalf of ASML Holding N.V. (“ASML” or the “Company”), we are writing to respond to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission by letter to Mr. Peter T.F.M. Wennink, dated April 24, 2013, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Annual Report”).

Set forth below are the responses to the Staff’s comments, which for the convenience of the Staff have been provided in each case following the text of the comment in the Staff’s letter.

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Form 20-F for the Fiscal Year Ended December 31, 2012

Item 5. Operating and Financial Review and Prospects

Income taxes, page 33

Comment	1:	We note that you attribute the low effective tax rate for the year ended December 31, 2012 to the successful conclusion of tax audits in different jurisdictions. Please describe for us in greater detail the jurisdictions and amounts of settlements which individually significantly impacted your effective tax rate.

Response:	As disclosed on page F-35 and F-36 of the Company’s Annual Report, ASML is subject to tax audits in its major tax jurisdictions for the years from and including 2007 onwards in the Netherlands, for the years from and including 2006 onwards in Hong Kong, and for the years from and including 2001 onwards in the United States. The change in the effective tax rate in 2012 compared to 2011 was mainly due to a release of the liability for unrecognized tax benefits of €92.5 million after the successful conclusion of tax audits in certain of these jurisdictions.

A significant portion (€[*] million) of the movement in the liability for unrecognized tax benefits during 2012 relates to tax positions the Company asserted in one of its major jurisdictions ([*]). The remaining amount of movement in the liability for unrecognized tax benefits relates to other movements in various other jurisdictions for individually insignificant amounts and are therefore not discussed in detail in this response letter.

In previous years, ASML [*] filed corporate income tax returns based on certain positions relating to tax exempt income. These positions were not conclusively supported by jurisprudence and or literature. Moreover the relevant tax authorities appeared to be publicly opposed to tax positions similar to the ones of ASML. As such, ASML accounted for these positions as a liability for unrecognized tax benefits in the full amount of the subject positions as ASML had not concluded that it was more-likely-than-not that these tax positions would be sustained upon examination based on its technical merits.

Commencing in [*], [*] audited ASML [*]’s tax returns for fiscal years [*] onwards. In [*] 2012, the [*] approved ASML [*]’s tax returns for fiscal years [*] and [*]. No corrections were made to ASML [*]’s tax returns for the fiscal years [*] and [*]. ASML therefore concluded that its tax positions relating to fiscal years [*] and [*] were effectively settled within the meaning of ASC 740-10-25-10 and, as a result, recognized a tax benefit, including interest and penalties, of €[*] million in the consolidated statements of operations. The effective settlement of these positions did not result in cash settlements with the relevant tax authorities, as disclosed on page F-35 of ASML’s Annual Report. The timing and outcome of the decision of the [*] to approve the [*] and [*] tax returns was unexpected given the [*] publicly statements relating to such positions and the detail of continuing queries from the tax authorities up to the date of approval.

Due to the effective settlement of ASML [*]’s [*] and [*] tax positions, and absent any significant adverse change in the relevant fact patterns in the fiscal years [*] and [*] as

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compared to the years thereafter, ASML has re-evaluated the recognition and measurement of those tax positions from and including [*] onwards as the effective settlement was considered new information available regarding the sustainability of those tax positions. Based on this information ASML concluded the tax positions from and including [*] to be more-likely-than-not to be sustained on the basis of their technical merits. The benefit measured, being the largest amount that is greater than 50 percent likely of being realized upon settlement, amounted to €[*] million.

Item 18. Consolidated Financial Statements

Note 28. Customer Co-Investment Program, page F-49

Comment	2:	With respect to the Customer Co-Investment Program agreements, please summarize the significant terms of the agreements, including the share investment and commercial agreement. Please explain further how you analyzed and applied authoritative accounting literature to determine the valuation and accounting for the agreements. In this regard, please discuss the reasons for the differences in the accounting for the NRE funding from Intel and TSMC and Samsung. Clarify whether or not TSMC and/or Samsung also entered into commercial agreements with the company.

Response:	In response to the Staff’s comment we are providing the following background and analysis of the accounting treatment per customer taking into account all relevant agreements related to the Customer Co-Investment Program, including the differences in accounting between Intel, TSMC and Samsung.

A. Background

As disclosed on pages 54 through 56 and pages F-49 through F-52 of ASML’s Annual Report, on July 9, 2012, the Company announced its Customer Co-Investment Program to accelerate the development of EUV technology beyond the current generation and the development of future 450mm silicon wafer technology (together the “Projects”). The customers who ultimately participated in the program were Intel, TSMC and Samsung.

ASML has entered into Non Recurring Engineering (“NRE”) funding agreements with these participating customers who have collectively agreed to fund €1.38 billion of the Company’s research and development (“R&D”) projects from 2013 through 2017.

In addition to funding commitments, participating customers invested in ordinary shares of ASML equal, in aggregate, to 23 percent1 of ASML’s issued share capital, the proceeds of which, €3.85 billion, were returned to the holders of ordinary shares through a synthetic share buyback in 2012.

ASML and Intel also entered into a Commercial Agreement in connection with the Customer Co-Investment Program (ASML did not enter into such an agreement with TSMC and Samsung).

[1]	All percentages of ASML’s ordinary shares acquired by participants in the Customer Co-Investment Program set forth in this letter are calculated by giving effect to the synthetic buy back of shares using the proceeds for the Customer Co-Investment Program.

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The following table provides an overview of the execution dates of the relevant program agreements with participating customers and the investment/funding commitment of each agreement.

Customer	Type of Agreement	Date	Investment/funding commitment to ASML
Intel	Investment Agreement	July 9, 2012	€2,513 million
	NRE Funding Agreements (450mm and EUV)	July 9, 2012	€829 million
	Commercial Agreement	July 9, 2012	Not applicable

Samsung	Investment Agreement	August 27, 2012	€503 million
	NRE Funding Agreement	August 27, 2012	€276 million

TSMC	Investment Agreement	August 5, 2012	€838 million
	NRE Funding Agreement	August 5, 2012	€277 million

B. Agreements with Intel

Significant Terms of the Agreements

1.	Investment Agreement

Pursuant to this agreement, ASML issued to Intel ordinary shares equal to 15 percent of ASML’s issued ordinary shares for an aggregate subscription price of €2,513 million.

The subscription price for the ordinary shares issued pursuant to the Investment Agreement was €39.91 per ordinary share, which was the average of the volume weighted average price of the ASML’s ordinary shares on NYSE Euronext Amsterdam for the twenty trading days before the agreement date.

2.	NRE Funding Agreements

ASML and Intel entered into non-recurring funding agreements (“NRE Funding Agreements”) pursuant to which Intel agreed to fund a portion of ASML’s R&D costs and project expenditures. The agreements relate to the development of 450mm lithography equipment and the development of EUV lithography equipment. Intel committed to provide an aggregate of €829 million of funding, payable over the respective terms (2013-2017) of these agreements.

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Under the NRE Funding Agreements, ASML retains sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by Intel of the aggregate amount of funding owed under its NRE Funding Agreement.

3. Commercial Agreement

On July 9, 2012, ASML and Intel also entered into the Commercial Agreement, pursuant to which ASML and Intel established a contractual framework for Intel to purchase equipment related to the 450mm and EUV lithography projects. This agreement sets forth pricing terms for the equipment as well as milestones related to product deliveries, and provides for certain commercial discounts in the form of credits in exchange for Intel’s early purchase commitments and volume purchase commitments, and for specified additional credits in the event that certain schedules are not met.

Accounting Treatment of the Customer Co-Investment Program

1. Multiple Element Arrangement

Since the various agreements were negotiated contemporaneously and the agreements were executed on the same day, the Company has accounted for the agreements entered into with Intel as a multiple element arrangement. Although not all of the elements of the Customer Co-Investment Program agreements with Intel represent revenue elements, ASML believes that it is appropriate to consider the guidance on multiple element revenue arrangements in ASC 605-25 by analogy for separation of elements and allocation of consideration between the elements.

The Company applied by analogy ASC 605-25-25-5 to determine which elements should be accounted for as separate units of accounting. The Company believes that the two elements that should be considered separate units of accounting in the arrangements with Intel are:

a. the ASML shares acquired by Intel, which have value on a standalone basis, and

b. the NRE Funding Agreements and the Commercial Agreement.

With respect to the Intel NRE Funding Agreements, the Company determined, based on the economic substance of the credits and incremental discounts included in the Commercial Agreement, that the NRE Funding Agreement should be evaluated in conjunction with the Commercial Agreement, since the credits and incremental discounts included in the Commercial Agreement should be considered as a means to compensate Intel for its funding under the NRE Funding Agreements.

2. Recognition and Measurement of Equity Investment Agreement

ASML has applied ASC 605-25-30-4 in determining that the equity investment element of the agreements with Intel should be recorded at fair value, with the remaining

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consideration allocated to the other elements (NRE Funding Arrangements and the Commercial Agreement). ASML determined that the fair value of the ordinary shares should be measured by reference to the quoted market price for the ordinary shares in active markets in accordance with ASC 820.

Measurement date:

ASML determined that the appropriate measurement date for the issuance of ordinary shares to Intel was the execution date of the Intel Investment Agreement (July 9, 2012). The Company believes that Intel was committed to complete the exchange of consideration on the execution date of the investment agreement, but was precluded from doing so in order to comply with legal requirements (namely anti-trust clearances) and the need to obtain corporate approvals (i.e. approval by ASML’s shareholders). Based on ASML’s analysis, the risk not meeting these requirements was considered to be negligible given the indications from major shareholders that they would vote to approve the transaction and the Company’s expectations as to the likelihood of anti-trust clearances.

To comply with Dutch legal requirements in light of the number of shares to be issued (23 percent of ASML’s shares, in the aggregate), ASML sought shareholder approval for issuances of shares under the Customer Co-Investment Program at an extraordinary general meeting (EGM) of the shareholders. On September 7, 2012, ASML’s shareholders voted 98 percent in favor of the issuance of shares (and related matters) pursuant to the Customer Co-Investment Program, and shares were issued to Intel shortly thereafter on September 12, 2012 pursuant to the Intel Investment Agreement. The very short period between shareholder approval and issuance of the shares to Intel supports ASML’s view that Intel intended to complete the investment in ASML’s shares as soon as practically possible after execution of the agreement. ASML has considered the guidance related to forward share sales (including ASC 815-40-25) and share based payments to non-employees (ASC 505-50) to support this view.

Difference between subscription price and fair value:

There is no directly applicable authoritative guidance governing the treatment of the share premium (the positive difference between the subscription price and the fair value at the measurement date) resulting from the issuance of the ordinary shares to Intel pursuant to the Customer Co-Investment Program. Therefore, ASML applied, by analogy, the “receivables for issuance of equity” guidance within ASC 505. The total equity investment of Intel amounted to €2,513 million based upon a subscription price of €39.91 per share. The fair value of the shares issued to Intel amounts to €2,503 million based upon the share price of ASML on 9 July 2012 of €39.745 per share. ASML allocated the share premium resulting from the issuance of the ordinary shares to Intel (€0.165 per share) to shareholders’ equity. Shareholders’ equity will be reduced to the fair value of the shares by €10.4 million ratably over the R&D funding period (2013-2017), by reallocation of a portion of the future NRE funding.

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3.      Recognition and Measurement of NRE Funding and Commercial Agreement

A description of ASML’s accounting treatment of the NRE Funding Agreements with Intel and the Commercial Agreement is set forth below.2 Under ASC 730 (Research & Development), the accounting for R&D arrangements depends on whether the entity receiving funding is obligated to repay any of the funds provided by the other party. If there is a presumption that ASML is required to repay the funding, this would require that such funding be treated as a liability on the balance sheet. On the other hand, if there is no such obligation to repay funding, ASC 730 refers to other guidance governing the underlying accounting treatment.

ASML believes that, with respect to Intel, an obligation to repay R&D funding provided by Intel exists within the meaning of ASC 730 for two main reasons:

•       ASML will, pursuant to the Commercial Agreement, in essence, repay all or part of the R&D funding provided by Intel under the Intel NRE Funding Agreements through credits and incremental discounts set forth in the Commercial Agreement; and

•       Intel owns 15 percent of the outstanding ordinary shares of ASML, which results in a rebuttable presumption that there is a significant related party relationship in accordance with
ASC 730-20-S99-1.

Therefore, and taking into account the reallocation of €10.4 million of the share premium resulting from Intel investment in ASML shares under the program as described above, ASML will record a liability to offset all funding to be received under the Intel NRE Funding Agreements and charge the R&D costs to expense as incurred. In accordance with ASC 730-20-25-3, given that the R&D service deliverables and credits, and incremental discounts were determined to be one unit of accounting, the settlement of the liability will occur through Intel’s earning of credits and incremental discounts (the liability is released as credits and discounts are earned and a corresponding amount recorded as revenue). Any remaining R&D funding liability on ASML’s balance sheet at the end of the R&D service period will eventually need to be reclassified to equity as an “in substance” contribution from a related party.

C. Agreements with Samsung and TSMC

Significant Terms of the Agreements

Set forth below is a brief description of the agreements relating to the Customer Co-Investment Program with Samsung and TSMC.

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1.      Investment Agreements

ASML entered into an Investment Agreement with both Samsung and TSMC.

•     Samsung Agreement: Pursuant to the Investment Agreement with Samsung, ASML issued to Samsung ordinary shares equal to 3 percent of ASML’s issued ordinary shares for an aggregate subscription price of €503 million.

•     TSMC Agreement: Pursuant to the Investment Agreement with TSMC, ASML issued to TSMC ordinary shares equal to 5 percent of ASML’s issued ordinary shares for an aggregate subscription price of €838 million.

The subscription price for the ordinary shares issued pursuant to the Investment Agreements was €39.91 per ordinary share, the same price that was agreed with Intel for the issuance of shares pursuant to the Intel Investment Agreement.

2.      NRE Funding Agreements

ASML entered into an NRE Funding Agreement with both Samsung and TSMC.[2]

•     Samsung Agreement: ASML and Samsung entered into an NRE Funding Agreement pursuant to which Samsung agreed to provide funding for a portion of ASML’s R&D costs and project expenditures relating to the development of EUV platforms. Samsung committed to provide €276 million in funding payable over the term (2013-2017) of the agreement.

•     TSMC Agreement: ASML and TSMC entered into an NRE Funding Agreement pursuant to which TSMC agreed to provide funding for a portion of ASML’s R&D costs and project expenditures relating to the development of 450mm lithography equipment and EUV platforms. TSMC committed to provide €277 million in funding payable over the term (2013-2017) of the agreement.

Under the NRE Funding Agreements with Samsung and TSMC, ASML retains sole control over the development of 450mm photo lithography equipment and EUV platforms and will own all intellectual property created by ASML in connection therewith. The NRE Funding Agreements will terminate on December 31, 2017 or upon pre-payment by the participating customer of the aggregate amount of funding owed under its respective NRE Funding Agreement.

[2]

ASML notes that the accounting treatment of the NRE Funding Agreements with TSMC and Samsung described herein does not have an impact on the Company’s 2012 financial statements, since NRE Funding will only be received starting in 2013.

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Accounting Treatment of the Customer Co-Investment Program

1.      Multiple Element Arrangement

ASML has accounted for the agreements entered into with Samsung and TSMC as a multiple element arrangement. Although not all of the elements of the Customer Co-Investment Program agreements with each of Samsung and TSMC represent revenue elements, ASML believes that it is appropriate to consider the guidance on multiple element revenue arrangements in ASC 605-25 by analogy for separation of elements and allocation of consideration between the elements.

All of the relevant agreements with each of Samsung and TSMC were negotiated contemporaneously with Samsung and TSMC, respectively, and there are cross references within each of the individual agreements to other agreements relating to the program with that same party. Furthermore, all agreements with Samsung were executed on the same day and all agreements with TSMC were executed on the same day.

As a result of the Company’s determination that the agreements with Samsung and TSMC should be accounted for as a multiple element arrangement, the Company applied by analogy ASC 605-25-25-5 to determine which elements should be accounted for as separate units of accounting. The Company believes that the two elements that should be considered separate units of accounting in the arrangements with Samsung and TSMC are:

a.      the ASML shares acquired by Samsung and TSMC, which have value on a standalone basis; and

b.      the NRE Funding Agreements with each of Samsung and TSMC.

2.      Recognition and Measurement of Equity Investment Agreements

ASML has applied ASC 605-25-30-4 in determining that the equity investment element of the arrangements with Samsung and TSMC should be recorded at fair value, with the remaining consideration allocated to the other element (NRE Funding Agreement).

ASML determined that the fair value of the ordinary shares should be measured by reference to the quoted market price for the ordinary shares in active markets in accordance with ASC 820.

Measurement date:

ASML determined that the appropriate measurement dates for the issuance of shares to Samsung and TSMC was as follows:

a.      For Samsung the relevant measurement date was August 27, 2012, which was the execution date of the Samsung Investment Agreement. The Company believes that Samsung was committed to complete the investment in ASML’s shares contemplated by the Investment Agreement on the execution date of the

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Investment Agreement, but was precluded from doing so in order to comply with certain legal requirements (namely, obtaining anti-trust clearances) and obtain corporate approvals (i.e., ASML shareholder approval). Based on ASML’s analysis, the risk not meeting these requirements were considered to be negligible given the indications from major shareholders that they would vote to approve the transaction and the Company’s expectations as to the likelihood of anti-trust clearances.

As discussed above in connection with the Intel Investment Agreement, to comply with Dutch legal requirements in light of the number of shares to be issued (23 percent of ASML’s shares, in the aggregate), ASML sought shareholder approval for issuances of shares under the Customer Co-Investment Program at an extraordinary general meeting (EGM) of the shareholders. On September 7, 2012, ASML’s shareholders voted 98 percent in favor of the issuance of shares (and related matters) pursuant to the Customer Co-Investment Program, and the shares were issued to Samsung shortly thereafter on September 12, 2012. The very short period between shareholder approval and issuance of the shares supports ASML’s view that Samsung intended to complete the investment in ASML’s shares as soon as practically possible after execution of the agreement. ASML has considered the guidance related to forward share sales (including ASC 815-40-25) and share based payments to non-employees (ASC 505-50) to support this view.

b.      For TSMC the relevant measurement date was October 31, 2012, the date of the issuance of shares to TSMC. Notwithstanding that ASML and TSMC had executed the Investment Agreement on August 7, 2012; contrary to Samsung, TSMC did not commit to the timing for settlement of the issuance of shares until sometime following the execution of the TSMC Investment Agreement and the EGM. Since the shares were ultimately not issued to TSMC until October 31, 2012, that date was used to measure the fair value of the shares.

Difference between subscription price and fair value:

For Samsung the quoted market price of ASML shares on August 27, 2012 was €46.30 which exceeded the purchase price under the Investment Agreement of €39.91 by €6.39 per share, for a total of €80.5 million. For TSMC the quoted market price of ASML shares on October 31, 2012 was €42.45, which exceeded the purchase price under the Investment Agreement of €39.91 by €2.54 per share, for a total of €53.3 million. Under the multiple element approach, the Company considered the deemed discount on the shares issued to Samsung and TSMC to be attributable to the NRE Funding Agreements of the respective party. Effectively, a portion of the NRE Funding, equal to the deemed discount on the shares, should be considered contributions capital over the term of the relevant NRE Funding Agreement until the full fair value of the Samsung and TSMC investments are reflected as capital contributions.

There is no directly applicable authoritative guidance governing the treatment of the share discount (the negative difference between the subscription price and the fair value

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at the measurement date) resulting from the issuance of the ordinary shares pursuant to the Customer Co-Investment Program. Therefore, ASML applied, by analogy, the “receivables for issuance of equity” guidance within ASC 505. ASML allocated the discount from the issuance of the ordinary shares as a reduction of shareholders’ equity. Shareholders’ equity will then be written up to the full fair value of €133.8 million (the aggregate negative difference between the subscription price for Samsung and TSMC and the fair value at the relevant measurement date) ratably over the R&D service period

4.      Recognition and Measurement of NRE Funding Agreements

Under ASC 730 (Research & Development), the accounting for R&D arrangements depends on whether the entity receiving funding is obligated to repay any of the funds provided by the other party.

The NRE Funding Agreements ASML entered into with each of Samsung and TSMC provide that, upon satisfying its R&D efforts, ASML is not contractually obligated to repay Samsung or TSMC the funding received, under any circumstance, including unsuccessful development of the technologies.

Unlike the agreements with Intel, ASML did not conclude commercial agreements with TSMC and Samsung in connection with the Customer Co-Investment Program that could be considered a repayment of NRE Funding received. ASML has also concluded that neither Samsung or TSMC would be considered “significant related parties” under ASC 730, as Samsung and TSMC own only 3 percent and 5 percent of the issued share capital of ASML, respectively, and therefore, no presumption of repayment as set forth in ASC 730-20-25-6 and
ASC 730-20-S99-1 is applicable.

The portion of the NRE Funding provided by Samsung and TSMC allocated to R&D activities performed by ASML is equal to the amount remaining after allocation of part of the NRE Funding to capital contributions as described above. The R&D services under the NRE Funding Agreements, however, fall outside the scope of ASC 730 as Samsung and TSMC are not considered to be a significant related party. The Company believes that the proportional performance model provides relevant guidance in this instance because the benefit that Samsung and TSMC are seeking by funding the Projects is mainly improvements in technology for the systems they purchase from ASML, and each of Samsung and TSMC will receive an economic benefit (namely the ability to monetize the technology resulting from the Projects) incrementally as the R&D projects develop and services are rendered.

The Company therefore believes that it is appropriate to recognize the NRE funding to be provided pursuant to the Samsung and TSMC NRE Agreements, net of the amount allocated to capital contributions, based on the proportion to the actual R&D expenditures incurred divided by the total expected R&D expenditures to be incurred to achieve commercial feasibility of the technologies.

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D. Accounting Treatment of Intel vs. TSMC and Samsung under the NRE Funding Agreements

As described in more detailed analysis above, ASML has determined that the accounting treatment for Intel on the one hand and TSMC and Samsung on the other hand under the NRE Funding Agreements should differ for the following reasons:

•       Unlike Intel, TSMC and Samsung did not enter into a commercial agreement with ASML in connection with the Customer Co-Investment Program.

•       Unlike Samsung and TSMC, Intel meets the definition of a related party in accordance with ASC 850-10 and ASC 730-20-25-6. As discussed above, there is a significant related party relationship as defined under ASC 730 for Intel, thus resulting in the presumptive obligation to repay any R&D funding provided by Intel.

Based on the facts as described above:

•       Related to Intel, the Company will record a liability to offset all funding to be received and charge the R&D costs to expense as incurred. Given that the R&D service deliverable and credits and incremental discounts were determined to be one unit of accounting, the settlement of the liability will occur through Intel’s earning of credits and incremental discounts.

•       Related to TSMC and Samsung, the consideration allocated to R&D service will be recognized in the income statement over a discernible pattern of recognition, namely the amount of actual R&D expenditures incurred attributable to those parties divided by the total expected R&D expenditures to be incurred to achieve commercial feasibility of the technologies.

* * * * *

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7519 7183. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7171, or in my absence Rick Ely on +44 207 519 7070, or Nancy Mac Gillavry of ASML Holding N.V. on +31 40 268 3000.

Sincerely,

/s/ James S. McDonald

James A. McDonald

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cc:	Securities and Exchange Commission

Kate Tillan

Kevin Kuhar

ASML Holding N.V.

Peter Wennink

Robert Roelofs

Christel Keizer

An Lommers

Nancy Mac Gillavry

Richard Ely

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ASML Holding N.V.

De Run 6501

5504 DR, Veldhoven

The Netherlands

Tel: +31 40 268 3000

www.asml.com

May 17, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: Mr. Martin James

Re:	ASML Holding N.V.
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed February 13, 2013
File No. 001-33463

Dear Mr. James:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter relating to the Form 20-F for the fiscal year ended December 31, 2012 (the “Filing”) of ASML Holding N.V. (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ASML Holding N.V.

/s/ Peter Wennink
By:	Peter Wennink
Chief Financial Officer